Administrative Office: 4333 Edgewood Road NE Cedar Rapids, IA 52499

November 15, 2010

Mr. Craig Ruckman

Staff Attorney – Office of Insurance Products

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549-0506

Re:	Post-Effective Amendment No. 10 to the Registration Statement on Form N-4 for Transamerica Life Insurance Company, Separate Account VA Q (File No. 333-110049) (“Prototype Registration Statement”)

Dear Mr. Ruckman:

Enclosed is one copy of the above-referenced Prototype Registration Statement that was filed with the Securities and Exchange Commission by Transamerica Life Insurance Company (“Transamerica”) as Post-Effective Amendment No. 10 on November 15, 2010 pursuant to paragraph (a) of Rule 485 under the Securities Act of 1933. This Prototype Registration Statement is filed in conjunction with Transamerica’s request, dated November 15, 2010, for permission to file post-effective amendments to certain other registration statements on Form N-4 pursuant to paragraph (b)(1)(vii) of Rule 485. A copy of Transamerica’s (b)(1)(vii) request is attached.

For your reference, Transamerica has included one copy of the Prototype Registration Statement’s prospectus supplement, redlined to show the changes against the Retirement Income ChoiceSM 1.4 feature which you reviewed for May. Capitalized terms used and not otherwise defined are consistent with the defined terms set forth in the Prototype Registration Statement’s prospectus.

Transamerica is filing the Registration Statement in order to add a new feature, the Retirement Income MaxSM Rider.

Except for the material revisions noted above and as shown in the red-lined copies of the Registration Statement, the disclosure in the Registration Statement is the same as the disclosure in the currently effective Registration Statement previously reviewed by the Commission. Therefore, pursuant to Investment Company Act Release No. 13768, Transamerica respectfully requests selective review of the Registration Statement.

If you have any comments or questions regarding these filings, please call Sandy Dix at (319) 355-8427 or Darin Smith at (319) 355-8327.

Very truly yours,

/s/ Shane Daly

Shane Daly

Assistant General Counsel

Enclosures